UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

amendment

SEC FILE NUMBER
8- 23972

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saddlebrook Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5700 Saddlebrook Way
(No. and Street)

Wesley Chapel (City) FL (State) 33543-4499 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Diane Hall, Controller 813-907-4666
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

See attached notice pursuant to rule 17a-5(e)(1)(ii)
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Diane Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saddlebrook Investments, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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Florida Notary Assn., Inc

Diane Hall
Signature

Asst. Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Saddlebrook Investments, Inc.
Notice Pursuant to Rule 17a-5(e)(1)(ii)
December 31, 2007

Re: SEC File No. 8-23972
NASD Firm ID No. 013448
Florida File No. 013274D

Pursuant to Rule 17a-5(d)(2), the attached annual report is in a format that is consistent with Form X-17A-5, Part IIA.

The attached report does not contain audited financial statements because this company only transacts its securities business for a single issuer and is, therefore, exempt from the requirements of audited financial statements. This exemption is pursuant to Rule 17a-5(e)(1)(i)(A) of the Securities and Exchange Act of 1934 and Rule 3E-300.002(3)(D) of the Florida Division of Securities.

Manually signed copies of this report have been filed with:

U. S. Securities and Exchange Commission
Division of Market Regulation
450 5th Street, NW
Washington, DC 20549

U. S. Securities and Exchange Commission
Southeast Regional Office
801 Brickell Avenue, Suite 1800
Miami, Florida 33131

NASD / Systems Support
Attn: Eleanor Sabalbaro
9509 Key West Avenue, 3rd Floor
Rockville, Maryland 20850